SO 4/2/04

04016982

TES

IGE COMMISSION

Washington, D.C. 20549

4-1-04

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52814 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE VERTICAL GROUP INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 FIFTH AVENUE, 6TH FLOOR
(No. and Street)

| NEW YORK | NEW YORK | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM MARTIN 212-918-1202
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF, TRATTNER & CO P.C.
(Name – *if individual, state last, first, middle name*)

| 1225 FRANKLIN AVENUE | GARDEN CITY | NY | 11530 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, ROBERT SCHAFFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE VERTICAL GROUP INC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ANDREW ACTMAN
Notary Public, State of New York
No. 01AC5062780
Qualified in New York County
Commission Expires July 8, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE VERTICAL GROUP, INC.

(FORMERLY ATWOOD MARKS & COMPANY, INC.)

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

# INDEPENDENT AUDITORS' REPORT

The Board of Directors of
The Vertical Group, Inc.
(formerly Atwood Marks & Company, Inc.)

We have audited the accompanying statement of financial condition of The Vertical Group, Inc. (formerly Atwood Marks & Company, Inc.) (the "Company"), as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vertical Group, Inc. (formerly Atwood Marks & Company, Inc.) at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co P.C

Garden City, New York
February 25, 2004

THE VERTICAL GROUP INC.
(FORMERLY ATWOOD MARKS COMPANY INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

## ASSETS

| | | |
|---|---|---|
| Cash (Note 1) | $ | 539,472 |
| Due from parent (Note 2) | | 39,146 |
| Organization costs, less accumulated amortization of $4,837 (Note 3) | | 2,081 |
| Prepaid expenses and other current assets | | 8,140 |
| TOTAL ASSETS | $ | 588,839 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Loan payable (Note 6) | $ | 30,000 |
| Accrued expenses and other liabilities | | 46,746 |
| Total Liabilities | | 76,746 |
| COMMITMENTS AND CONTINGENCIES (Note 7) | | |
| STOCKHOLDER'S EQUITY | | 512,093 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ | 588,839 |

See Accompanying Notes and Auditors' Report

THE VERTICAL GROUP INC.
(FORMERLY ATWOOD MARKS COMPANY INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Income | |
| Interest and dividend income | $ 436 |
| Other income | 2,302 |
| Total income | 2,738 |
| Expenses | |
| Trading losses | 997,515 |
| General and administrative | 126,468 |
| Professional fees | 28,408 |
| Trading fees | 16,742 |
| Amortization expense (Note 3) | 1,380 |
| Total expenses | 1,170,513 |
| Loss before income taxes | (1,167,775) |
| Income taxes (Note 1 and 4) | 325 |
| Net loss | $ (1,168,100) |

See Accompanying Notes and Auditors' Report

THE VERTICAL GROUP INC.
(FORMERLY ATWOOD MARKS COMPANY INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

| | Common Stock (1) | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance - January 1, 2003 | $ 1,000 | $ 42,700 | $ (27,662) | $ 16,038 |
| Capital contributions | | 1,664,155 | | 1,664,155 |
| Net loss | - | - | (1,168,100) | (1,168,100) |
| Balance - December 31, 2003 | $ 1,000 | $ 1,706,855 | $ (1,195,762) | $ 512,093 |

(1) 10,000 shares authorized, issued and outstanding at $.10 par value.

See Accompanying Notes and Auditors' Report

THE VERTICAL GROUP INC.
(FORMERLY ATWOOD MARKS COMPANY INC.)
STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

| | | |
|---|---|---|
| Cash Flows From Operating Activities | | |
| Net loss | | $ (1,168,100) |
| Adjustments to reconcile net loss to net cash used by operating activities | | |
| Payments of expenses by parent company | 140,647 | |
| Shares of securities contributed by parent company | 511,420 | |
| Amortization | 1,380 | |
| Changes in assets and liabilities: | | |
| Due from parent | (39,146) | |
| Prepaid expenses and other current assets | (8,140) | |
| Accrued expenses and other current liabilities | 46,556 | |
| Total adjustments | | 652,717 |
| Net Cash Used by Operating Activities | | (515,383) |
| Cash Flows From Financing Activities | | |
| Proceeds from loan | 30,000 | |
| Capital contributions | 1,012,088 | |
| Net Cash Provided by Financing Activities | | 1,042,088 |
| NET INCREASE IN CASH | | 526,705 |
| CASH AT BEGINNING OF YEAR | | 12,767 |
| CASH AT END OF YEAR | | $ 539,472 |

Supplemental Disclosures

Cash Paid During the Year for:

| | |
|---|---|
| Income taxes | $ 325 |

Noncash Financing Activities:

| | |
|---|---|
| Capital contributions by parent in shares of securities and payment of expenses on behalf of the Company | $ 652,067 |

See Accompanying Notes and Auditors' Report

THE VERTICAL GROUP, INC.

(FORMERLY ATWOOD MARKS & COMPANY, INC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### LINE OF BUSINESS

The Vertical Group, Inc. (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for customers. On January 24, 2003, the Company changed its name to The Vertical Group, Inc. from Atwood Marks & Company, Inc. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions and trading income from sale of stocks traded on various stock exchanges. The Company maintains an office in New York City, New York. The Company was formed as a corporation in Florida on March 14, 2000 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

### REVENUE RECOGNITION

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company's parent are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

### USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

### CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

### INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

2. RELATED PARTY TRANSACTIONS

Due from parent

The balance relates to liabilities due to various vendors recorded as expenses on the books of the Company to be paid by the parent.

3. ORGANIZATION COSTS

The Company incurred organization costs in the amount of $6,918 in 2002. The balance is being amortized over sixty months.

4. INCOME TAXES

At December 31, 2003, the Company recorded a valuation allowance in the amount of its net deferred tax assets due to its history of operating losses.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $100,000. At December 31, 2003, the Company had net capital of $462,726 which was $362,726 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital is .17 to 1.

6. LOAN PAYABLE - BANK

The Company obtained a line of credit facility with a bank in December 2003 in the amount of $30,000. Interest is due monthly at prime rate plus 1%. No interest expense was incurred in 2003.

## 7. COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating leases for equipment.

The Company occupies space at its clearing agent's offices. The clearing agent earns trading fees which include rent.

As of December 31, 2003, the future minimum lease payments under these non-cancelable leases are as follows:

| Year Ended December 31, | |
|---|---|
| 2004 | $ 57,120 |
| 2005 | 14,280 |

THE VERTICAL GROUP, INC.
(FORMERLY ATWOOD MARKS & COMPANY, INC.)
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

| | |
|---|---|
| Total ownership equity from the statement of financial condition | $ 512,093 |
| Less: Non-allowable assets | 49,367 |
| Haircuts on securities | - |
| Net Capital | $ 462,726 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital | $ 5,117 |
| Minimum dollar net capital requirement | $ 100,000 |
| Excess net capital | $ 362,726 |
| Excess net capital at 1000% | $ 455,051 |
| Ratio: Aggregate indebtedness to net capital | 17% |

# THE VERTICAL GROUP, INC.
# (FORMERLY ATWOOD MARKS & COMPANY, INC.)
# SUPPLEMENTAL INFORMATION
# FOR THE YEAR ENDED DECEMBER 31, 2003

## POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

# THE VERTICAL GROUP, INC.
# (FORMERLY ATWOOD MARKS & COMPANY, INC.)
# SUPPLEMENTAL INFORMATION
# FOR THE YEAR ENDED DECEMBER 31, 2003

## RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

| | |
|---|---|
| Total ownership equity – January 1, 2003 | $ 16,038 |
| Capital contributions | 1,664,155 |
| Net loss for the year ended December 31, 2003 | (1,168,100) |
| Total ownership equity – December 31, 2003 | 512,093 |
| Less: Non-allowable assets | 49,367 |
| Haircuts | - |
| Audited net capital | 462,726 |
| Net capital per Focus Report Part IIA | 494,341 |
| Difference | $ 31,615 |
| Difference due to adjustment to accrued expenses | $ 31,615 |

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

To the Board of Directors of
The Vertical Group, Inc.
(formerly Atwood Marks & Company, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of The Vertical Group, Inc. (formerly Atwood Marks & Company, Inc.) (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 25, 2004